UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

    Nestor, Inc.

(Name of Issuer)

    Common Stock, par value $0.01 per share

(Title of Class of Securities)

    641074505

(CUSIP Number)

    Terry L. Engel

Deutsch, Levy & Engel, Chartered, 225 W. Washington Street, Suite 1700, Chicago, IL 60606

(312) 346-1460

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    October 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Heil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1

NAMES OF REPORTING PERSONS /

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

(ENTITIES ONLY)

    Trust for Karen Heil Kelly under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable

    Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

NAMES OF REPORTING PERSONS /

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

(ENTITIES ONLY)

    Trust for Sandra E. H. Bauer under the Edward F. Heil, Jr., Sandra Heil and Karen Heil

    Irrevocable Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

NAMES OF REPORTING PERSONS /

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

(ENTITIES ONLY)

    Trust for Edward F. Heil, Jr. under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable

    Trust Agreement #2, Dated December 1, 1983

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Nestor, Inc., a Delaware corporation (“Nestor” or the “Company”), with its principal executive offices at 42 Oriental Street, Third Floor, Providence, Rhode Island 02908, and amends previous filings on Schedule 13D made on or around August 6, 2007, January 13, 2009 and February 26, 2009. All capitalized terms not otherwise defined have the meanings assigned to them in the previous Schedule 13D filings.

This Amendment No. 3 is being made with respect to the shares of Common Stock that were beneficially owned by Edward F. Heil (“Mr. Heil”), and the shares of Common Stock that were owned by the Karen Heil Kelly Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, the Sandra E. H. Bauer Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983, and the Edward F. Heil, Jr. Trust under the Edward F. Heil, Jr., Sandra Heil and Karen Heil Irrevocable Trust Agreement #2, Dated December 1, 1983 (collectively, the “Trusts”).

Item 4. Purpose of the Transaction.

Item 4 is hereby deleted in its entirety.

Item 5. Interest in Securities of the Issuer.

Mr. Heil and the Trusts have sold their entire position in the Common Stock of Nestor (5,735,672 shares) on the open market as follows:

Date	Amount	Price
October 21, 2009	5,245,672	$.0045
October 22,2009	490,000	$.0024

Item 7. Material to be filed as Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Agreement Regarding Joint Filing of this Amendment No. 3 to Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: November 5, 2009

EDWARD F. HEIL

By:	/S/ EDWARD F. HEIL
Edward F. Heil

TRUST FOR KAREN HEIL KELLY UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/S/ MARGE LUTZ
Marge Lutz, Trustee

TRUST FOR SANDRA E.H. BAUER UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/S/ MARGE LUTZ
Marge Lutz, Trustee

TRUST FOR EDWARD HEIL, JR. UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/S/ MARGE LUTZ
Marge Lutz, Trustee

Exhibit 1

Agreement Regarding Joint Filing of this Amendment No. 3 to Schedule 13D

The undersigned agree that this Amendment No. 3 to Schedule 13D with respect to the Common Stock of Nestor, Inc. is a joint filing being made on their behalf in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 5, 2009

EDWARD F. HEIL

By:	/s/ Edward F. Heil
Edward F. Heil

TRUST FOR KAREN HEIL KELLY UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR SANDRA E.H. BAUER UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee

TRUST FOR EDWARD HEIL, JR. UNDER THE EDWARD F. HEIL, JR., SANDRA HEIL AND KAREN HEIL IRREVOCABLE TRUST AGREEMENT #2, DATED DECEMBER 1, 1983

By:	/s/ Marge Lutz
Marge Lutz, Trustee